24 June 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 40,500 Reed Elsevier PLC ordinary shares at a price of 1076.2528p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 84,819,785 ordinary shares in treasury, and has 1,121,590,044 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 15,121,450 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 19,050 Reed Elsevier NV ordinary shares at a price of €22.1528 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 49,319,394 ordinary shares in treasury, and has 648,838,029 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 8,020,850 shares.